Exhibit 3.2(ee)

LIMITED LIABILITY COMPANY AGREEMENT

OF

DELTACOM, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (the “Agreement”) of DeltaCom, LLC, an Alabama limited liability company (the “Company”), is made as of August 29, 2012 (the “Effective Date”), by and between the Company and InterState FiberNet, Inc., a Delaware corporation and the Company’s sole member (the “Member”).

NOW, THEREFORE, FOR AND IN CONSIDERATION of the premises, the mutual promises, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows pursuant to the provisions of the Alabama Limited Liability Company Act (the “Act”):

Section 1. Name; Formation. The name of the Company is DeltaCom, LLC, or such other name as the Member may from time to time hereafter designate. The formation of the Company in accordance with the Act is hereby confirmed. Certificate of Formation and Statement of Conversion of the Company was filed with the Judge of Probate of Marshall County, Alabama on August 29, 2012 (the “Certificate of Formation”) and were effective at the date and time specified therein.

Section 2. Period of Duration. The Company shall be of perpetual duration. The Company shall continue until dissolved and terminated in accordance with Section 13.

Section 3. Purposes, Objects, and Powers. The purposes, objects, and powers of the Company are set forth in the Certificate of Formation.

Section 4. Offices. The principal office of the Company, and such additional offices as the Member may determine to establish, shall be located at such place or places inside or outside the State of Alabama as the Member may designate from time to time. The initial registered office and registered agent of the Company are listed in the Certificate of Formation, and the Member may change such registered office and registered agent from time to time in accordance with the Act.

Section 5. Member. The name and address of the sole Member of the Company are InterState FiberNet, Inc., 1375 Peachtree Street, Atlanta, Georgia 30309.

Section 6. Management.

(a) The Member shall have the right to manage the business of the Company and shall have all powers and rights necessary, appropriate, or advisable to effectuate and carry out the purposes and business of the Company. The Member may appoint, employ, or otherwise contract with any persons or entities for the transaction of the business of the Company or the performance of services for or on behalf of the Company, and the Member may delegate to any such person (who may be designated an officer of the Company) or entity such authority to act on behalf of the Company as the Members may from time to time deem appropriate.

(b) The Member may execute and file on behalf of the Company with the Judge of Probate of Montgomery County, Alabama or the Secretary of State of the State of Alabama, as the case may be, any articles of amendment to the Certificate of Formation, one or more restated or amended and restated Certificate of Formation, and any other certificate or filings provided for in the Act or otherwise in Alabama law.

(c) The Member may, from time to time, designate one or more officers with such titles as may be designated by the Member to act in the name of the Company with such authority as may be delegated to such officers by the Member or as otherwise provided in this Agreement. Any such officer shall act pursuant to such delegated authority until such officer is removed by the Member. Any action taken by an officer designated by the Member pursuant to authority delegated to such officer shall constitute the act of, and shall serve to bind, the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any officer set forth in this Agreement and any instrument designating such officer and the authority delegated to him or her. The Member may remove any officer designated by the Member without having to amend this Agreement to effect such removal.

Section 7. Actions Without a Meeting. Any action required or permitted by this Agreement to be taken by the Member may be taken without a meeting and may be evidenced by written consent. The Member shall not be required to keep written records of votes, consents, or actions except to the extent required by applicable law.

Section 8. Officers.

(a)                                 The Company may have a president, a secretary, a treasurer, and such other officers as may be appointed by the Member. Each officer shall serve at the pleasure of the Member. The same individual may hold any two or more offices, provided that no officer shall execute any document, agreement, certificate, or other instrument on behalf of the Company in more than one capacity.

(b)                                 If appointed, the President, or Chief Executive Officer, shall be the chief executive officer of the Company and shall have general and active management of the operation of the Company subject to the authority of the Member. The President shall be responsible for the administration of the Company, including general supervision of the policies of the Company and general and active management of the financial affairs of the Company, and may execute bonds, mortgages, contracts, or other documents in the name and on behalf of the Company.

(c)                                  The Company may have one or more Vice Presidents, who shall perform such duties and have such powers as may be delegated by the President.

(d)                                 If appointed, the Secretary shall keep minutes of all meetings of the Member, shall have charge of the minute books, shall be responsible for authenticating records of the Company, and shall perform such other duties and have such other powers as may from time to time be delegated to him or her by the President.

(e)                                  If appointed, the Treasurer shall be responsible for the management of the financial affairs of the Company and shall perform such other duties and have such other powers as may from time to time be delegated to him or her by the President.

(f)                                   The Member may appoint assistants to the Secretary, Treasurer, or both and may appoint such other officers as it may designate from time to time and may delegate to such officers such duties and such powers as the Member deems advisable.

(g)                                  The officers shall act consistently with an obligation of good faith and fair dealing. No officer shall have any liability to the Company or the Member for any loss suffered by the Company or the Member that arises out of any act or omission by the officer, except loss or damage resulting from actual fraud, gross negligence, or willful or wanton misconduct, or a transaction for which the officer received a personal benefit in violation or breach of the provisions of this Agreement, the Act, or his or her obligation to the Company.

Section 9. Capital Contributions. The Member may, but shall have no obligation to, make any capital contributions of money or property to the Company as the Member shall determine in its sole discretion. The Company has only one Member. All elections required or permitted to be made by the Company under the Internal Revenue Code or the Treasury Regulations shall be made by the Member.

Section 10. Resignation of Members. No Member shall have the right voluntarily to resign from the Company except with the consent of all of the other Members and upon such terms and conditions as may be specifically agreed upon between such other Members and the resigning Member.

Section 11. Additional Members. The Member may not admit additional members except upon an amendment to this Agreement.

Section 12. Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine.

Section 13. Dissolution. Subject to the provisions of Section 14, the Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following:

(a)                                 The determination of all of the Members to dissolve the Company; or

(b)                                 The death, retirement, resignation, expulsion, bankruptcy, or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company or any other event causing a dissolution of the Company under of the Act.

Section 14. Continuation of the Company. Notwithstanding the provisions of Section 13, the occurrence of an event specified therein shall not dissolve the Company if, within ninety days after the occurrence of such event, the business of the Company is continued by the agreement of all remaining Members.

Section 15. Limitation on Liability. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company. The Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member.

Section 16. Standard of Care; Indemnification of Member, Officers, Employees and Agents.

(a)                                 To the fullest extent permitted by the Act, the Member shall not have any personal liability whatsoever to the Company on account of such Member’s status as a Member, by reason of such Member’s status as a Member, or by reason of such Member’s acts or omissions in connection with the conduct of the business of the Company; provided, however, that nothing contained herein shall protect any Member against any liability to the Company or the Members to which such Member would otherwise be subject by reason of (i) any act or omission of such Member that involves actual fraud, gross negligence, or willful or wanton misconduct, or (ii) any transaction from which such Member derived improper personal benefit.

(b)                                 The Company shall indemnify and hold harmless the Member, any affiliates of the Member, and any officers or employees of the Company (each an “Indemnified Person”) against any and all losses, claims, damages, expenses, and liabilities (including, but not limited to, any investigation, legal, and other reasonable expenses incurred in connection with, and any amounts paid in settlement of, any action, suit, proceeding, or claim) of any kind or nature whatsoever that such Indemnified Person may at any time become subject to or liable for by reason of the formation, operation, or termination of the Company, or the Indemnified Person’s acting in a capacity with the Company, or the authorized actions of such Indemnified Person in connection with the conduct of the affairs of the Company (including, without limitation, indemnification against negligence, gross negligence, or breach of duty); provided, however, that no Indemnified Person shall be entitled to indemnification if and to the extent that the liability otherwise to be indemnified for results from (i) any act or omission of such Indemnified Person that involves actual fraud, knowing violation of law, or intentional misconduct or (ii) any transaction from which such Indemnified Person derived improper personal benefit. The indemnities provided hereunder shall survive termination of the Company and this Agreement. Each Indemnified Person shall have a claim against the property and assets of the Company for payment of any indemnity amounts from time to time due hereunder, which amounts shall be paid or properly reserved for prior to the making of distributions by the Company to Members. Costs and expenses that are subject to indemnification hereunder shall, at the request of any Indemnified Person, be advanced by the Company to or on behalf of such Indemnified Person prior to the final resolution of a matter, so long as such Indemnified Person shall have provided the Company with a written undertaking to reimburse the Company for all amounts so advanced if it is ultimately determined that the Indemnified Person is not entitled to indemnification hereunder.

(c)                                  The contract rights to indemnification and to the advancement of expenses conferred in this Section 16 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of the Members, or otherwise.

(d)                                 The Company may maintain insurance, at its expense, to protect itself and any Member, employee or agent of the Company, or another person, firm, company, association, business, or governmental unit against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

(e)                                  Any officers appointed or designated pursuant to and in accordance with this Agreement shall have rights to indemnification and to advancement of expenses to the fullest extent of the provisions of this Section 16 with respect to the indemnification and advancement of expenses of Members of the Company, and the Company may, to the extent authorized from time to time by the Members, grant rights to indemnification and to advancement of expenses to any other officer, employee, or agent of the Company to the fullest extent of the provisions of this Section 16 with respect to the indemnification and advancement of expenses of the Member of the Company.

Section 17. Amendments. This Agreement may be amended or modified from time to time only by a written instrument signed by the Member.

Section 18. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Alabama without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Alabama or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Alabama.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

“Member”

INTERSTATE FIBERNET, INC., a Delaware corporation

By:	/s/ Samuel R. DeSimone, Jr.
Name:	Samuel R. DeSimone, Jr.
Title:	Executive Vice President, General Counsel and Secretary

“Company”

DELTACOM, LLC, an Alabama limited liability company

By:	/s/ Samuel R. DeSimone, Jr.
Name:	Samuel R. DeSimone, Jr.
Title:	Executive Vice President, General Counsel and Secretary